Mail Stop 3561

February 12, 2010

Kurt Wise
President
Wise Sales, Inc.
4701 Washington Ave., Suite 210
Racine, Wisconsin 53406

> **Re:** **Wise Sales, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 21, 2010**
> **File No. 333-158966**

Dear Mr. Wise:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Risk Factors, page 8

Control by principal shareholder, page 9

1.   We reviewed your response to comment one in our letter dated May 29, 2009 and reissue that comment. In this risk factor, you disclose that "[u]pon completion of the Offering*, and assuming that the Company sells the maximum number of common shares being offered,* Mr. Wise will own approximately 66.67% of the Company's voting shares." Since you are offering the shares on a self-underwritten, "best efforts," all or none basis, the italicized disclosure referenced above may be confusing to investors. We note other references in your registration statement to the "maximum offering." See, for example, under the headings "Dilution" on page 16 and "Security Ownership of Certain Beneficial Owners And Management" on page 31. Please revise or advise.

Description of Business, page 19

General Information, page 19

2.   We reviewed your revised disclosure and note that you intend "to develop a business as a seller of advertising and other Internet based programs and services on behalf of a distribution network that will include Internet search platforms, directories, mobile applications and vertical website." Please revise your disclosure to clarify what you mean by "on behalf of a distribution network that will include Internet search platforms, directories, mobile applications and vertical website." For example, we note your disclosure on page 20 under the heading "Local Search Networks" that "[a]dvertisers pay [you] when a user clicks on their advertisements in [your] distribution network and [you] pay [your] distribution partners a percentage of the revenue generated by the click-throughs on their site(s)." As another example, we note your disclosure on page 20 under the heading "Strategy" that your "success will be dependent upon [your] ability to grow [your] distribution network …." Under the heading "Strategy," you also indicate that part of your strategy is to "[e]xpand the Company's distribution network."

3.   Please also revise to describe your "distribution network" and disclose in more detail the "distribution partners" you have identified, including a description of any contractual relationships you have with these partners. If you do not yet have any distribution partners, please revise your disclosure (1) to avoid disclosure that suggests that you already have a distribution network, including words such as "expand" and "grow," and (2) to describe the types of distribution partners you expect to become a part of your distribution network. In doing so, please describe the steps necessary to create your distribution network.

4.   We reviewed your response to comment 15 in our letter dated May 29, 2009 and your revised disclosure both in your prospectus summary on page 5 and under this heading. On page 5, you disclose that your four primary sources of revenue are as follows:

   • "commissions through the sale of advertising on behalf on Internet based entities;"

   • "fixed commission[s] for each business and individual consumer it recruits for the Affiliate programs;"

   • "percentage of the revenues generated by its Affiliates from the transactions that are executed on the Affiliate software platforms by the businesses and consumers that were recruited by the Company;" and

- "fixed commission for each business that converts its merchant processing services to the services offered by Wise Savings."

On page 19, you instead state that your four primary sources of revenue are as follows:

- "commissions through the sale of advertising on behalf of Internet search platforms;"

- "account management services to help its advertisers optimize their wed-based campaigns, including editorial and keyword selection recommendations and analysis;"

- "local campaign management services that enable its advertising clients to consolidate their advertising purchasing, management and reporting;" and

- "[you] will be compensated by [your] Affiliates for each business that it recruits for its Affiliates … [and this] compensation, in the case of Wise Savings, will include a one-time payment for each business that is brought under contract for the Wise Savings online directory and residual payments based on a continued and expanded business relationship between the business and Wise Savings."

Please reconcile the four primary sources of revenue described in your prospectus summary with those described under this heading. If your four primary sources of revenue are those in the latter four bullets, please disclose whether you expect account management services and local campaign management services to be fee- or commission-based. If they are fee-based, please indicate further whether you expect these to be one-time fees or ongoing fees.

Industry Background, page 19

5.   We reviewed your response to comment 16 in our letter dated May 29, 2009 and reissue that comment. We note that you have revised your disclosure under this heading to reference reports or articles by PricewaterhouseCoopers LLP, Enid Burns, Safa Rashtchy and The IAB Internet Advertising Report for qualitative and comparative statements contained in your prospectus. Please provide copies of these documents to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please tell us whether these reports and articles are publicly available without cost or at a nominal expense. Also, please tell us whether you commissioned any of the referenced sources.

Strategy, page 20

6.   In addition, based on your disclosure under the heading "Plan of Operations"
      starting on page 25, it appears that your initial focus will be to identify advertising
      clients, which appears to be inconsistent with your disclosure under the heading
      "Strategy" on page 20. Please revise or advise.

Market for common equity and related stockholder matters, page 23

7.   We reviewed your response to comment two in our letter dated May 29, 2009 and
      reissued that comment in part. In several places in your registration statement,
      including under this heading, you continue to disclose that you "intend to apply to
      have [your] common stock listed for quotation on the Over-the-Counter Bulletin
      Board." Since a market maker must submit this application on your behalf and
      you cannot apply for admission, please revise this disclosure to state, as you do
      elsewhere in your registration statement, that "to be quoted on the Bulletin Board,
      a market maker must file an application on our behalf in order to make a market
      for [your] common stock. There can be no assurance that a market maker will
      agree to file the necessary documents with FINRA, which operates the OTC
      Electronic Bulletin Board, nor can there be any assurance that such an application
      for quotation will be approved." In addition, each time you reference listing on
      the OTCBB, please state that "no market makers have committed to becoming
      market makers for [your] common stock and none may do so" or cross-reference
      to your risk factor "[t]here is no current trading market for [your] securities …."

Management's Discussion and Analysis of Financial Condition and Results …, page 25

Plan of Operations, page 25

Proposed Milestones to Implement Business Operations, page 25

8.   Under the headings 0 to 3 months, 4 to 6 months, 7 to 9 months and 10 to 12
      months we note that you have listed the budgeted amounts of expenditures for
      legal fees, salaries, outside contractors, and sales and marketing. However, it is
      unclear to us why you have listed five different dollar amounts to correspond to
      these four categories. Please revise or advise.

Critical Accounting Policies, page 26

Stock-based compensation, page 26

9.   We read that you account for your employee stock-based compensation
      arrangements in accordance with the provisions of APB 25 and SFAS 123. Please

explain this statement to us in light of the fact that ASC 718, formerly SFAS 123R, was effective for you upon your inception. Please revise or advise.

Changes in and Disagreements with Accountants on Accounting and …, page 29

10.   We read your disclosures related to your change in auditors and have the following comments:

- Please revise your disclosure regarding the period during which there were no disagreements with your former accountant. This period should include any subsequent interim period through the date of dismissal on August 10, 2009. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

- If you do not expect to obtain a letter, as required by (a)(3) of Item 304 of Regulation S-K, from Moore & Associates, Chartered, please disclose this fact in your amendment.

Directors, Executive Officers, Promoters and Control Persons, page 29

11.   Please describe the business of Mr. Wise for the past five years without any gaps or ambiguities. Please refer to Item 401(e)(1) of Regulation S-K.

12.   We reviewed your response to comments 23 and 41 in our letter dated May 29, 2009 and reissue those comments in part. Your registration statement should be signed by (1) your principal executive officer, (2) your principal financial officer and (3) your principal accounting officer or controller. If Mr. Wise serves as your principal executive officer, principal financial officer and principal accounting officer, please revise his title throughout the registration statement to consistently refer to his title. Refer to Instruction 1 to "Signatures" of Form S-1.

13.   Please update your compensation disclosure to also provide compensation information for the fiscal year ended December 31, 2009. In this regard, please refer to 217.11 of our Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Certain Relationships and Related Party Transactions, page 32

14.   We reviewed your response to comments 28 and 38 in our letter dated May 29, 2009 and your revised disclosure under this heading. You disclose under this heading that the maturity date of the November 5, 2008 loan was November 4, 2009. However you disclose in Note 7 on page F-10 that you extended the maturity date until May 5, 2010. Please revise your disclosure under this heading to give effect to this extension. If the loan agreements described under this

heading, including any extensions thereof, are written, please file these agreements as exhibits to your registration statement as material contracts or tell us why it is not appropriate to do so. Please refer to Item 601(b)(10) of Regulation S-K.

Financial Statements, page F-1

Statement of Cash Flows, page F-6

15.   Please explain to us why you have classified stock compensation and accrued interest – related party as financing activities and not as adjustments to remove non-cash items from net income within the reconciliation to cash flows from operating activities. Refer to ASC 230, formerly SFAS 95.

Notes to Consolidated Financial Statements

Note 3 – Capital Stock, page F-10

16.   Your response to comment 34 in our letter dated May 29, 2009 states that you have expanded your disclosure for this footnote so that it complies with the requirements of ASC 718-10-50, formerly paragraph A240 of SFAS 123R. However, this footnote does not appear to have been revised. Please revise as previously requested. Additionally, your response appears to indicate that the fair value of shares issued to Mr. Wise was determined based upon the value of the services provided. Please explain to us how this is appropriate under ASC 718-10-30-3 and 30-4, formerly paragraph 10 of SFAS 123R.

Interim Financial Statements for the nine months ended September 30, 2009, page F-11

17.   Please note that the FASB Accounting Standards Codification became effective for financial statements for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise any references to accounting standards accordingly.

Note 6 – Subsequent Events, page F-19

18.   We read that you evaluated subsequent events from the balance sheet date through December 30, 2009. As you did not issue these financial statements until January 21, 2010, please explain to us why you did not evaluate subsequent events through that date.

<u>Exhibit 5, Opinion of Joseph L. Pittera, Esq.</u>

19.   We reviewed your responses to comments 42 and 43 in our letter dated May 29, 2009 and the revised opinion of your counsel and reissue those comments. We were unable to locate any changes to the opinion.

20.   We also note that counsel's opinion states that counsel is "of the opinion that the shares being registered by the Company *on behalf of its Shareholders* pursuant to this Registration Statement have been duly authorized, validly issued, fully paid for and non-assessable as contemplated by the Registration Statement." Counsel should delete the italicized phrase or tell us why it is not appropriate to do so.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

                                                Sincerely,

                                                H. Christopher Owings
                                                Assistant Director

cc: Joseph Lambert Pittera, Esq.
        Law Office of Joseph Lambert Pittera, Esq.
        Facsimile Number: (310) 328-3063